Exhibit 2

Notice of Annual Meeting of Shareholders
and Proxy Statement

Sunday, November 26, 2006
at 3:00 p.m. Israel Time
12 Abba Hillel Silver Street
Lod, Northern Industrial Park
Israel

NUR MACROPRINTERS LTD.
12 Abba Hillel Silver Street
Lod, Northern Industrial Park
Israel

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To be held on November 26, 2006
3:00 p.m.

To Our Shareholders:

        The annual meeting of shareholders of NUR Macroprinters Ltd. (referred hereinafter as “NUR” or the “Company”) will be held at our offices at 12 Abba Hillel Silver Street, Lod, Northern Industrial Park, Israel on November 26, 2006, at 3:00 p.m., Israel time, and thereafter as it may be adjourned from time to time (the “Shareholders Meeting”), to discuss and approve the following:

1.	To elect five members of the Company’s Board of Directors to hold office until the next annual meeting of shareholders and until their respective successors are duly elected and qualified;

2.	To elect Ms. Lauri A. Hanover who currently serves as an external director on the Company’s Board of Directors, to an additional three-year term and elect Mr. Alon Lumbroso to serve as external director on the Board of Directors for a three-year term;

3.	To approve the terms of service of Mr. Alon Lumbroso, including payment of director’s fees, granting of stock options and eligibility for indemnification and exculpation;

4.	To reappoint Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) as the independent registered public accounting firm of the Company for the fiscal year ended December 31, 2006, which selection was made by the Audit Committee of the Board of Directors and to authorize our Board of Directors to approve the remuneration of the independent registered public accounting firm in accordance with the volume and nature of their services;

5.	To discuss the NUR’s audited financial statements for the year ended December 31, 2005 appearing in NUR’s Annual Report on Form 20-F for the year ended December 31, 2005; and

6.	To act upon any other matters that may properly come before the Shareholders Meeting or any adjournment(s) thereof.

        Our Board of Directors recommends that you vote in favor of the foregoing proposals, all of which are more fully described in the accompanying Proxy Statement.

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        Only shareholders of record at the close of business on October 20, 2006 (the “Record Date”) are entitled to notice of, and to vote at, the Shareholders Meeting or any adjournments. On the Record Date, the Company had 60,513,886 issued and outstanding ordinary shares. Each ordinary share is entitled to one vote on each matter to be voted on at the Shareholders Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account.

        We expect to mail the Proxy Statement and the accompanying form of proxy attached hereto, to shareholders of record (as determined above) on or about November 1, 2006.

        You are cordially invited to attend the Shareholders Meeting. Whether or not you plan to be present at the Shareholders Meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy, which is solicited by the Company’s Board of Directors, and mail it promptly in the accompanying envelope, so that your votes may be recorded. Under the Company’s Amended and Restated Articles of Association, your proxy must be received by 3:00 p.m., Israel time, on November 24, 2006, (two days prior to the Shareholders Meeting), to be counted for the Shareholders Meeting. If you attend the Shareholders Meeting, you may revoke your proxy and vote your shares in person. If you are present at the Shareholders Meeting and desire to vote in person, you may revoke your appointment of proxy at the Shareholders Meeting so that you may vote your shares personally.

By Order of the Board of Directors, /s/ Yuval Cohen —————————————— Yuval Cohen Chairman of the Board of Directors

ii

NUR MACROPRINTERS LTD.
12 Abba Hillel Silver Street
Lod, Northern Industrial Park
Israel

PROXY STATEMENT FOR AN ANNUAL MEETING OF SHAREHOLDERS
To be held on November 26, 2006
3:00 p.m.

        The annual meeting of shareholders of NUR Macroprinters Ltd. will be held on Sunday, November 26, 2006 at our offices, located at 12 Abba Hillel Silver Street, Lod, Northern Industrial Park, Israel, at 3:00 p.m., Israel time (the “Shareholders Meeting”). The enclosed form of proxy is solicited by our Board of Directors for use at the Shareholders Meeting and at any adjournments of the Shareholders Meeting.

        The proxy materials are being mailed to shareholders on or about November 1, 2006. The attachments hereto do not form a part of the proxy solicitation materials.

        As used in this proxy statement, the terms “NUR,” the “Company,” and “we” each refer to NUR Macroprinters Ltd. and includes its subsidiaries, unless the context otherwise requires.

INFORMATION ABOUT THE SHAREHOLDERS MEETING

Q:	Why am I receiving these materials?

A:	The Company, at the direction of its Board of Directors, is providing these proxy materials to holders of ordinary shares, NIS 1.0 nominal value (the “ordinary shares”), in anticipation of NUR’s annual meeting of shareholders, which will take place on November 26, 2006. In addition, NUR is required to obtain the approval of its shareholders for the proposals described in this Proxy Statement.

Q:	What information is contained in these materials?

A:	—	A description of the proposals to be voted on at the Shareholders Meeting; and

—	A description of the voting process.

Also enclosed is:

—	Our annual report on Form 20-F for the fiscal year ended December 31, 2005 and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2005 (which do not constitute a part of the proxy solicitation materials); and

—	a proxy card with a return, pre-paid and addressed envelope.

Q:	What am I being asked to vote on?

A:	We are seeking approval of the following four proposals.

—	PROPOSAL 1 To elect five members of the Board of Directors to hold office until the next annual meeting of shareholders and until their respective successors are duly elected and qualified;

—	PROPOSAL 2 To elect Ms. Lauri A. Hanover who currently serves as an external director on the Company’s Board of Directors, to an additional three-year term and elect Mr. Alon Lumbroso to serve as external director on the Board of Directors for a three-year term;

—	PROPOSAL 3 To approve the terms of service of Mr. Alon Lumbroso, including payment of director’s fees, granting of stock options and eligibility for indemnification and exculpation; and

—	PROPOSAL 4 To reappoint Kost Forer Gabbay & Kasierer (a member of Ernst &Young Global) as the independent registered public accounting firm of the Company for the fiscal year ended December 31, 2006, which selection was made by the Audit Committee of the Board of Directors and to authorize our Board of Directors to approve the compensation of the independent registered public accounting firm. The Board of Directors intends to further delegate the authority to approve the compensation of the independent registered public accounting firm to the Audit Committee of the Board of Directors. The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, our independent registered public accounting firm and its affiliates as provided in the U.S. Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder.

Q:	How does NUR's Board of Directors recommend that I vote on the proposals?

A:	NUR's Board of Directors recommends that you vote your shares:

—	“FOR” each of the nominees to the Board of Directors;

—	“FOR” the election of Ms. Lauri A. Hanover and Mr. Alon Lumbroso as external directors to the Board of Directors, each for a period of three years;

—	“FOR” the approval of the terms of service of Mr. Alon Lumbroso, including payment of director's fees, granting of stock options and eligibility for indemnification and exculpation; and

—	“FOR” the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm for 2006 and until the next annual meeting of shareholders and to authorize the Board of Directors to approve the remuneration of the independent registered public accounting firm in accordance with the volume and nature of their services.

Q:	Who is entitled to vote at the Shareholders Meeting?

A:	Only holders of record of ordinary shares at the close of business on October 20, 2006 are entitled to notice of and to vote at the Shareholders Meeting. We refer to this date as the “Record Date.” As of the Record Date, the Company had 60,513,886 ordinary shares outstanding. Each ordinary share is entitled to one vote.

Joint holders of ordinary shares should note that, pursuant to Article 27.6 of the Company’s Amended and Restated Articles of Association, the right to vote at the Shareholders Meeting will be conferred exclusively upon the senior among the joint owners attending the Shareholders Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

Q:	Is cumulative voting permitted?

A:	No. The Company's Amended and Restated Articles of Association do not provide for cumulative voting. Each ordinary share is entitled to one vote on each matter to be voted on at the Shareholders Meeting.

HOW TO VOTE YOUR SHARES

Q:	How can I vote my shares?

A:	You may vote by one of the following two ways:

—	Mail. You may vote by mail by signing the enclosed proxy card and mailing it in the enclosed, prepaid and addressed envelope.

—	In person at the Shareholders Meeting. Written ballots will be made available to anyone who is eligible to vote and wishes to vote their shares at the Shareholders Meeting. If you hold your shares in “street name” (that is, through a broker, bank or other nominee), you must request a legal proxy from your broker or other nominee before the Shareholders Meeting to vote at the Shareholders Meeting. See “What is the difference between holding shares as a shareholder of record and as a beneficial owner?” below.

Q:	How are my votes cast when I sign and return a proxy card?

A:	When you sign the proxy card, you appoint David Reis, our President and Chief Executive Officer as your representative at the Shareholders Meeting. Mr. Reis will vote your shares at the Shareholders Meeting as you have instructed on the proxy card.

A form of proxy for use at the Shareholders Meeting and a return envelope for the proxy are enclosed. Upon the receipt of a properly signed and dated proxy in the form enclosed, which is received in time and not revoked prior to the Shareholders Meeting, Mr. Reis will vote the ordinary shares represented thereby at the Shareholders Meeting in accordance with the instructions indicated on the proxy. In accordance with the Company’s Amended and Restated Articles of Association, your proxy must be received by the Company by 3:00 p.m., Israel time, on November 24, 2006 (two days prior to the date of the Shareholders Meeting) in order to be counted at the Shareholders Meeting. The Company knows of no other matters to be submitted at the Shareholders Meeting other than as specified in the Notice of Annual Meeting of Shareholders included with this Proxy Statement. If any other business is properly brought before the Shareholders Meeting, however, it is the intention of the person named as proxy to vote in respect thereof in accordance with his best judgment.

Even if you plan to attend the Shareholders Meeting, it is a good idea to complete, sign and return your proxy card in advance of the Shareholders Meeting in case your plans change. This way, your shares will be voted whether or not you actually attend the Shareholders Meeting.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:	Many NUR shareholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and shares owned beneficially.

Shareholder of Record

If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to NUR or to vote in person at the Shareholders Meeting. NUR has enclosed a proxy card and a pre-paid and addressed envelope.

Beneficial Owner

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of those shares. The shares held by a stock brokerage account or by a bank or other nominee are said to be held in “street name.” If your shares are held in street name, these proxy materials are being forwarded to you by your broker or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker as to how to vote your shares for the Shareholders Meeting. You also are invited to attend the Shareholders Meeting. However, because you are not the shareholder of record, you may not vote these shares in person at the Shareholders Meeting, unless you first obtain a signed proxy from the record holder (that is, your broker, bank or other nominee) giving you the right to vote the shares. Your broker or nominee has enclosed a voting instruction card for you to use in directing the broker or nominee regarding how to vote your shares.

Q:	How can I vote my shares without attending the Shareholders Meeting?

A:	Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct your vote without attending the Shareholders Meeting by completing and mailing your proxy card or voting instruction card in the enclosed prepaid and addressed envelope. Please refer to the enclosed proxy statement for details.

Q:	How can I vote my shares in person at the Shareholders Meeting?

A:	Shares held directly in your name as the shareholder of record may be voted in person at our Shareholders Meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. Even if you plan to attend the Shareholders Meeting, NUR recommends that you vote your shares in advance as described below in the Section entitled “How to Vote Your Shares” so that your vote will be counted if you later decide not to attend our Shareholders Meeting.

Shares held in street name may be voted in person by you only if you first obtain a signed proxy from the record holder (that is, your broker, bank or other nominee) giving you the right to vote the shares.

Q:	Can I change my vote?

A:	Yes. You may change your proxy instructions at any time prior to the vote at the Shareholders Meeting. You may accomplish this by entering a new vote or by granting a new proxy card or new voting instruction card bearing a later date (which automatically revokes the earlier proxy) or by attending the Shareholders Meeting and voting in person. Attendance at the Shareholders Meeting will not cause your previously granted proxy to be revoked unless you specifically so request. There will be no double counting of votes.

Q:	Can I revoke my proxy?

A:	Yes. A shareholder may revoke his/her proxy at any time prior to its exercise by notice in writing to the Secretary of the Company, delivered at the Company’s address above, indicating that his/her proxy is revoked, by submitting another proxy with a later date, or by attending the Shareholders Meeting and voting in person. Please note, however, that if a shareholder’s shares are held of record by a broker, bank or other nominee and that shareholder wishes to vote at the Shareholders Meeting, the shareholder must bring a letter from the broker, bank or other nominee confirming that shareholder’s beneficial ownership of shares.

Q:	What does it mean if I receive more than one proxy card?

A:	It means that you have multiple accounts at the transfer agent and/or with brokers. Please sign and return all proxy cards to ensure that all of your shares are voted.

ABOUT THE VOTING PROCEDURE AT THE SHAREHOLDERS MEETING

Q:	How many votes do you need to hold the Shareholders Meeting?

A:	Shares are counted as present at the Shareholders Meeting if the holder of those shares either is present and votes in person at the Shareholders Meeting or has properly submitted a proxy card.

To conduct business at the Shareholders Meeting, two or more shareholders must be present, in person or by proxy, representing more than 33 1/3%, or 20,171,293, of the 60,513,886 ordinary shares outstanding as of the Record Date, that is, a quorum.

Ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists. “Broker non-votes” are shares held in a street name by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote because the nominee does not have discretionary voting power with respect to a particular matter and has not received instructions from the beneficial owner on that particular matter.

If a quorum is not present, the Shareholders Meeting will be adjourned until a quorum is obtained.

Q:	How will votes be counted?

A:	PROPOSAL 1 (election of directors), PROPOSAL 2 (election of external directors), PROPOSAL 3 (terms of service of the new external director) and PROPOSAL 4 (re-appointment of our independent registered public accounting firm) require the affirmative vote of a majority (that is, more than 50%) of the ordinary shares of the Company voted in person or by proxy at the Shareholders Meeting on the matter presented for passage.

PROPOSAL 2 (election of external directors) requires, in addition to the affirmative vote of the majority as set forth above, that that either: (1) such a majority includes at least one-third of the total votes of shareholders, who are not controlling shareholders of the Company; or (2) the total number of shares voted against the election of the external directors does not exceed one percent of the aggregate voting rights in the Company.

A “controlling shareholder” is defined by the Israeli Companies Law, 1999 (the “Companies Law”) as a person or entity that has the ability to direct the actions of the company (other than such an ability that derives solely from a position as a director or officer), and including in particular the ability to nominate more than half of the directors or the ability to appoint the chief executive officer of the company. A person who holds at least 25% of the voting power is deemed to be a controlling person, unless another person holds more than 50% of the voting power.

Each shareholder voting on PROPOSAL 2 is required, as a condition to having his/her vote counted, to indicate on the proxy whether he/she is a “controlling shareholder.” Each shareholder should seek legal counsel as to whether such shareholder is deemed a “controlling shareholder” for the purpose herein.

Abstentions and broker non-votes are each included for purposes of determining the presence or absence of a sufficient number of shares to constitute a quorum for the transaction of business. On all matters considered at the Shareholders Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

Q:	Is my vote confidential?

A:	Yes. Only the inspector of elections and certain employees of NUR will have access to your proxy card. The inspector of elections will tabulate and certify the vote. Any comments written on the proxy card will remain confidential unless you ask that your name be disclosed.

HOW TO FIND VOTING RESULTS

Q:	Where do I find the voting results of the Shareholders Meeting?

A:	We plan to announce preliminary voting results at the Shareholders Meeting and will publish the final results in a Form 6-K filed with the SEC promptly following the Shareholders Meeting. You may obtain a copy of the Form 6-K through any of the following means:

—	reviewing our SEC filings under the heading press releases within the Investors section of our website at www.nur.com;

—	reviewing our SEC filings through the SEC's EDGAR filing system at www.sec.gov; or

—	contacting the SEC at (800) SEC-0330 for the location of the nearest public reference room.

PRINCIPAL SHAREHOLDERS

        The following table sets forth information regarding the beneficial ownership of NUR’s ordinary shares, by each person known by NUR to be the beneficial owner of more than 5% of our ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. The information regarding beneficial ownership of our major shareholders is based upon their respective public filings with the U.S. Securities and Exchange Commission.

        To our knowledge, except as otherwise indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the ordinary shares shown as beneficially owned by them.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Fortissimo Entities (2)	44,999,999	56.39%
Kanir Joint Investments (2005) Limited
Partnership (3)	15,000,001	22.41%
Dan Purjes(4)(5)	10,563,532	16.51%
Bank Hapoalim B.M	4,989,396	7.62%
Bank Leumi Le-Israel B.M	3,416,329	5.34%

(1)	As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from September 30, 2006 through the exercise of any option or warrant. Ordinary shares issuable upon exercise of options or warrants that are currently exercisable or exercisable within 60 days of the date of calculation are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 60,513,886 ordinary shares outstanding as of September 30, 2006.

(2)	The “Fortissimo Entities” consist of Fortissimo Capital Fund GP, LP (“FCF-GP”), Fortissimo Capital Fund (Israel), LP (“FCF-Israel”); Fortissimo Capital Fund (Israel-DP), LP (“FCF-Israel-DP”); and Fortissimo Capital Fund, LP (“FCF Cayman”). FCF-GP and FCF Cayman are limited partnerships incorporated in the Cayman Islands. FCF-Israel and FCF-Israel-DP are limited partnerships incorporated in Israel. FCF-Israel, FCF-Israel-DP and FCF Cayman invest together, in the framework of parallel private equity funds, which are managed by FCF GP. The holdings of the Fortissimo Entities consist of 37,554,990 ordinary shares beneficially held by FCF-Israel, 3,347,146 ordinary shares beneficially held by FCF-Israel-DP, 1,097,863 ordinary shares beneficially held by FCF Cayman, 2,682,498 ordinary shares and warrants held in trust for FCF-Israel, 239,083 ordinary shares and warrants held in trust for FCF-Israel-DP and 78,419 ordinary shares and warrants held in trust for FCF Cayman. In October 2005, the Fortissimo Entities and Kanir Joint Investments (2005) Limited Partnership (“Kanir”) entered into a shareholders agreement. Pursuant to Rule 13d-5(b)(1) of the Exchange Act the Fortissimo Entities may, together with Kanir be deemed to be members of a “Group” as such term is defined under the Exchange Act and the Fortissimo Entities may be deemed to beneficially own the ordinary shares beneficially owned by Kanir, or 60,000,000 in the aggregate. Each of the Fortissimo Entities disclaims beneficial ownership of the shares owned by Kanir.

(3)	Kanir is an Israeli limited partnership. The holdings of Kanir consist of 14,000,001 ordinary shares beneficially owned by Kanir and 1,000,000 ordinary shares and warrants held in trust for Kanir. In October 2005, the Fortissimo Entities and Kanir entered into a shareholders agreement. Pursuant to Rule 13d-5(b)(1) of the Exchange Act Kanir may, together with the Fortissimo Entities be deemed to be members of a “Group” as such term is defined under the Exchange Act and Kanir may be deemed to beneficially own the ordinary shares beneficially owned by the Fortissimo Entities, or 60,000,000, in the aggregate. Kanir disclaims beneficial ownership of the shares owned by the Fortissimo Entities.

(4)	Dan Purjes beneficially owns 10,563,532 ordinary shares. The holding of Mr. Purjes consists of 10,202,341 ordinary shares beneficially owned by Dan and Edna Purjes, 228,918 ordinary shares beneficially owned by Y Securities Limited and 132,273 ordinary shares beneficially owned by X Securities Limited. Pursuant to Rule 13d-5(b)(1) of the Exchange Act Mr. Purjes may, together with the Purjes Foundation, First Purjes Descendants, LP and the Second Purjes Descendants, LP, be deemed to be members of a “Group” as such term is defined under the Exchange Act and Mr. Purjes may be deemed to beneficially own the ordinary shares beneficially owned by such entities, or 10,955,236, in the aggregate. Mr. Purjes disclaims beneficial ownership of the shares owned by the Purjes Foundation, First Purjes Descendants, LP and the Second Purjes Descendants, LP.

(5)	According to a Voting Agreement between NUR and Dan Purjes dated January 23, 2005 (the “Voting Agreement”), Mr. Purjes and certain of his affiliates have granted to our Board of Directors or a nominee appointed by it voting control over the ordinary shares beneficially owned by them, coupled with an irrevocable proxy, and the Board of Directors or the nominee appointed by it will vote the shares in any meeting or actions of the shareholders and with respect to any matter submitted to shareholder with the majority of votes of the other shareholders of NUR.

MATTERS SUBMITTED TO SHAREHOLDERS

PROPOSAL 1

ELECTION OF DIRECTORS

Background

        At the Shareholders Meeting, the shareholders will elect directors to serve on the Board of Directors. Our Amended and Restated Articles of Association provide for a Board of Directors consisting of not less than four and no more than twelve members, as may be determined from time to time at a general meeting of our shareholders. The Board of Directors is currently composed of the following seven directors: Yuval Cohen, Eli Blatt, Shmoulik Barashi, Hemi Raphael, Oded Akselrod, Lauri A. Hanover and Koby Shtaierman. Yuval Cohen, Eli Blatt, Shmoulik Barashi, Hemi Raphael and Oded Akselrod are standing for reelection. Lauri A. Hanover is standing for reelection for a second term as an external director as described in PROPOSAL 2. Koby Shtaierman who served as an external director of the Company since November 2003 is not standing for reelection. Mr. Shtaierman has confirmed to the Company that his decision not to stand for reelection did not result from, and there does not exist, any disagreement between the Company and Mr. Shtaierman relating to the Company’s operations, policies or practices. The Board of Directors recommends that the shareholders elect Alon Lumbroso in his place as described in PROPOSAL 2.

        The Company is unaware of any reason why any of the nominees, if elected, should be unable to serve as a member of the Board of Directors. If any of the nominees are unable to serve, David Reis, the person named in the proxy will vote the shares represented thereby “FOR” the election of other nominees proposed by the Board of Directors. All nominees listed below have advised the Board of Directors that they intend to serve as members of the Board of Directors if elected.

        The following information is supplied with respect to each person nominated and recommended to be elected by our Board of Directors and is based upon our records and information furnished to the Board of Directors by the nominees.

        The nominees for directors are:

Name	Age	Position with the Company

Yuval Cohen(1)	44	Chairman and Director
Eli Blatt(1)	43	Director
Shmoulik Barashi	44	Director
Hemi Raphael	55	Director
Oded Akselrod(2)	60	Director

(1)	Member of the Company’s Stock Option & Compensation Committee.

(2)	Member of the Company’s Audit Committee.

        Yuval Cohen has served as the Chairman of NUR’s Board of Directors since October 2005. Mr. Cohen is the Founding and Managing Partner of Fortissimo Capital Fund, a technology focused growth equity fund.  Prior to founding Fortissimo, Mr. Cohen was a General Partner at Jerusalem Venture Partners (JVP), an international venture capital firm with over $650 million under management. Mr. Cohen led JVP’s investments and served as a board member  in various companies including : Precise Software Solutions (Nasdaq: PRSE, later sold to Veritas, Nasdaq: VRTS), T.sqware, Inc. (sold to Globespan, Inc., Nasdaq: GSPN), PowerDsine Ltd. (Nasdaq: PDSN), Sheer Networks  (sold to Cisco, Nasdaq: CSCO), Teleknowledge Group  (sold to MTS, Nasdaq: MTSL) and XMPie. Between 1991 and 1997 Mr. Cohen worked in the Silicon Valley and held executive positions at DSP Group (Nasdaq: DSPG), VDOnet Corporation, and Intel Corporation (Nasdaq: INTC). Mr. Cohen received an MBA from the Harvard Business School and a B.Sc. in Industrial Engineering from Tel Aviv University.

        Eli Blatt has served as a director of NUR since October 2005 and as President and Interim Chief Executive Officer from December 2005 to February 2006. Mr. Blatt is a partner at Fortissimo. Prior to joining Fortissimo, Mr. Blatt was the CFO and VP operations of Noosh, Inc., a supplier of print management solutions. At Noosh, Mr. Blatt was responsible for the general management of finance and operations. In that capacity, he managed the company’s M&A strategy and initiatives. Prior to joining Noosh, Mr. Blatt was the Director of Operations at CheckPoint Software Technologies Inc. (Nasdaq: CHKP), the worldwide leader in securing the Internet. At Checkpoint he was responsible for OEM operations, product licensing and customer service. Mr. Blatt was previously the Operations controller at Madge Networks (sold to Lucent, NYSE: LU). Prior to joining Madge, Mr. Blatt held senior Finance and Operations positions in Israel at Intel and Israel Chemicals. Mr. Blatt also serves on the Board of Directors of Telrad, a Fortissimo portfolio company. Mr. Blatt received an MBA degree, from Indiana University and a B.Sc. degree in Industrial Engineering from Tel-Aviv University.

        Shmoulik Barashi has served as a director of NUR since October 2005. Mr. Barashi is a partner at Fortissimo. Prior to joining Fortissimo, Mr. Barashi was a senior partner in BDO Ziv Haft, one of the five largest accounting firms in Israel. Ziv Haft is the Israeli representative office of the international accounting firm of BDO International. BDO Ziv Haft clients in Israel include two of the largest banks and many large public and private companies. At BDO Ziv Haft, Mr. Barashi specialized in corporate finance, IPO’s, deal structuring, business consultancy, auditing and tax. Mr. Barashi established a department in the Jerusalem branch that focused on the preparation of business plans and that performed valuation analysis of companies. Mr. Barashi worked closely with several leading Israeli companies whose activities were primarily in the Israeli capital markets and in real estate. Prior to his activity in BDO Ziv Haft, Mr. Barashi established his own accounting firm, which he merged into BDO Ziv Haft. Mr. Barashi received an MBA from Hebrew University (specialty – finance) and an LLM from Bar Ilan University. Mr. Barashi is a certified public accountant in Israel.

        Hemi Raphael has served as a director of NUR since June 2006. Mr. Raphael is an entrepreneur and a businessman involved in various real estate and financial investments. Mr. Raphael also serves as a director of Cargal Ltd. since May 2004. Prior thereto, from 1984 to 1994, Mr. Raphael was a partner at the law firm of Goldberg Raphael & Co. Mr. Raphael holds an LLB degree from the School of Law at the Hebrew University of Jerusalem and he is a member of the Israeli Bar Association and the California Bar Association.

        Oded Akselrod has served as a director of NUR since February 2002. Mr. Akselrod was the general manager of the Investment Corp. of United Mizrahi Bank Ltd., a wholly owned subsidiary of United Mizrahi Bank Ltd. that was merged into United Mizrahi Bank Ltd. on October 2004. Prior to joining the Investment Corp. of United Mizrahi Bank, from 1994 to 1997, Mr. Akselrod held the position of general manager of Apex-Leumi Partners Ltd. as well as Investment Advisor of Israel Growth Fund. Prior thereto, from 1991 to 1994, Mr. Akselrod served as general manager of Leumi & Co. Investment Bankers Ltd. Mr. Akselrod began his career in various managerial positions in the Bank Leumi Group including member of the management team of Bank Leumi, deputy head of the international division, head of the commercial lending department of the banking division, member of all credit committees at the Bank, assistant to Bank Leumi’s CEO and head of international lending division of Bank Leumi Trust Company of New York. Mr. Akselrod holds a Bachelor’s degree in Agriculture Economics from Hebrew University, Jerusalem and an MBA degree from Tel Aviv University. Mr. Akselrod is also a director of Moffet Technology Fund Israel Ltd., which is a publicly held company, traded on the Tel Aviv Stock Exchange.

Proposal

        At the Shareholders Meeting, the Board of Directors will propose that the following resolution be adopted:

        “RESOLVED, to elect each of Yuval Cohen, Eli Blatt, Shmoulik Barashi, Hemi Raphael and Oded Akselrod, as directors of the Company for the coming year until the next annual meeting of the Company’s shareholders and until their respective successors are duly elected.”

Board Recommendation

        The Board of Directors recommends that the shareholders vote “FOR” all of the nominees to the Board of Directors.

Terms of Directors

        The directors (other than the external directors) are elected annually at the Company’s annual meeting of shareholders and remain in office until the next annual meeting, unless a director has previously resigned, vacated his/her office, or was removed in accordance with the Company’s Amended and Restated Articles of Association. In addition, the Board of Directors may elect additional directors to the Board of Directors. Pursuant to the Companies Law, the two external directors of the Board of Directors serve for a period of three (3) years unless their office is vacated earlier in accordance with the Company’s then current articles of association and the Companies Law.

Alternate Directors

        The Company’s Amended and Restated Articles of Association provide that, subject to the Board of Directors’ approval, a director may appoint, by written notice to the Company, any individual (subject to Article 37.4 of the Company’s Amended and Restated Articles of Association) to serve as an alternate director. Any alternate director shall have all of the rights and obligations of the director appointing him or her, except the power to appoint an alternate director (unless the instrument appointing him or her expressly provides otherwise). The alternate director may not act at any meeting at which the director appointing him or her is present. Unless the appointing director limits the time period or scope of any such appointment, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director’s term. Currently, there are no alternate directors. To our knowledge, no director currently intends to appoint any other person as an alternate director, except if the director is unable to attend a meeting of the Board of Directors.

Committees of the Board of Directors

        The Company’s Amended and Restated Articles of Association provide that the Board of Directors may delegate certain of its powers to committees of the Board of Directors, as it deems appropriate, subject to the provisions of the Companies Law.

Audit Committee

        The Audit Committee must be composed of members of the Board of Directors who are not employees of NUR and the external directors. In addition, the majority of members of the Audit Committee may not be holders, directly or indirectly, through family members, of more than five percent of NUR’s ordinary shares.

        NUR’s Audit Committee, acting pursuant to a written charter, currently consists of Lauri A. Hanover, Koby Shtaierman and Oded Akselrod. Subject to the shareholders electing Alon Lumbroso as an external director as described in PROPOSAL 2, Mr. Lumbroso will become a member of the Audit Committee, replacing Koby Shtaierman. Approval by the Audit Committee and the Board of Directors is required for (i) proposed transactions to which NUR intends to be a party in which an Office Holder has a direct or indirect personal interest, (ii) actions or arrangements which may otherwise be deemed to constitute a breach of fiduciary duty or of the duty of care of an Office Holder to NUR, (iii) arrangements with directors as to the terms of office or compensation, (iv) indemnification and exculpation of Office Holders, and (v) compensation and scope of work of the independent registered public accounting firm. Arrangements with directors as to the terms of their service or compensation also require shareholder approval. All arrangements as to compensation of Office Holders who are not directors require approval of the Board of Directors. In certain circumstances, the matters referred to in (i), (ii), and (iv) may also require shareholder approval.

        An “Office Holder” is defined under the Companies Law as a director, general manager, chief business manager, vice general manager, other manager directly subordinate to the general manager and any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title.

        Office Holders (including directors) who have a personal interest in a matter which is considered at a meeting of the Board of Directors or the Audit Committee may not be present at such meeting, may not participate in the discussion, and may not vote on any such matter.

        The Audit Committee provides assistance to the Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent registered public accounting firm and reviewing their reports regarding our financial statements. The Audit Committee also oversees the audit efforts of our independent registered public accounting firm and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Under the Companies Law, the Audit Committee also is required to monitor deficiencies in the administration of the Company, including by consulting with the internal auditor, and to review and approve related party transactions.

        The Audit Committee has discussed with Kost Forer Gabbay & Kasierer, our independent registered public accounting firm the matters, covered by Statement on Auditing Standards No. 61, as well as their independence, and was satisfied as to their compliance with said standards.

Stock Option and Compensation Committee

        In March 1998, NUR established a Stock Option and Compensation Committee to administer NUR’s stock option plans, other than the 1998 Share Option Plan for Non-Employee Directors (the “1998 Option Plan”). The Stock Option and Compensation Committee is charged with administering and overseeing the allocation and distribution of stock options under the approved stock option plans of NUR and approval of the NUR’s executive officers’ annual compensation. The Stock Option and Compensation Committee’s recommendations are subject to the Board of Directors’ approval. Under the Companies Law, the Board of Directors is entitled to delegate to the general manager or person recommended by the general manager the Board of Directors’ authority to issue ordinary shares issuable upon exercise or conversion of NUR’s securities. The Stock Option and Compensation Committee is presently composed of three members: Yuval Cohen, Eli Blatt and Lauri A. Hanover.

Non-Employee Director Share Option Plan Committee

        In February 1999, NUR established a committee to administer the 1998 Option Plan (the “NEDSOP Committee”). The NEDSOP Committee is charged with administering and overseeing the allocation and distribution of stock options under the 1998 Option Plan. The Companies Law provides that the Board of Directors is not entitled to delegate to Board of Directors committees its power, among other things, to allocate shares or securities convertible into shares of NUR, other than the allocation of shares or securities convertible into shares of NUR relating to employees incentive plans, and employment or salary agreements between NUR and its employees. Accordingly, the NEDSOP Committee recommendations are subject to the approval of Board of Directors.

PROPOSAL 2

ELECTION OF EXTERNAL DIRECTORS

Background

        Companies, like NUR, that were incorporated under the laws of the State of Israel and the shares of which were offered to the public, are required by the Companies Law to have at least two external directors to serve on their board of directors and audit committee for a term of three years. The initial term of one of the Company’s external directors, Ms. Lauri A. Hanover expires on November 16, 2006 and the Board of Directors has recommended that she be reelected as an external director of the Company for a second term of office, which, in accordance with the Companies Law as currently in effect, will be additional three years as of November 16, 2006 unless her office is vacated earlier in accordance with the then current articles of association of the Company and the Companies Law.

        The Board of Directors also recommends that Mr. Alon Lumbroso be elected as an external director to the Board of Directors at the Shareholders Meeting, replacing Mr. Koby Shtaierman whose term ends on November 16, 2006, to serve for a period of three years unless his office is vacated earlier in accordance with the then current articles of association of the Company and the Companies Law. Mr. Shtaierman has confirmed to the Company that his decision not to stand for reelection did not result from, and there does not exist, any disagreement between the Company and Mr. Shtaierman relating to the Company’s operations, policies, or practices.

        The following information is supplied with respect to each person nominated and recommended to be elected by our shareholders and is based upon our records and information furnished to the Board of Directors by the nominees.

        The nominees for external directors are:

        Lauri A. Hanover has served as an external director of NUR since November 2003. Ms. Hanover is the senior vice president and chief financial officer of Lumenis Ltd. since August 2004. Prior to that, she served as the corporate vice president and chief financial officer of NICE Systems Ltd. from 2000 to 2004. She previously served as executive vice president and chief financial officer of Sapiens International Corporation N.V., from 1997 to 2000.  From 1984 to 1997, Ms. Hanover served in a variety of financial management positions, including corporate controller at Scitex Corporation Ltd. and from 1981 to 1984 as financial analyst at Philip Morris Inc. (Altria).  Ms. Hanover holds a Bachelor’s degree in finance from the Wharton School of Business and a Bachelor-of-Arts degree from the College of Arts and Sciences, both of the University of Pennsylvania.  Ms. Hanover also holds a Master’s degree in business administration from New York University.  Ms. Hanover has served on the Board of Directors of Nova Measuring Instruments Ltd. since 2000. Ms. Hanover qualifies as an external director according to the Companies Law.

        Alon Lumbroso serves as Chief Executive Officer of Larotec Ltd. since the end of 2005. Mr. Lumbroso previously served as Chief Executive Officer of Mindguard Ltd., from 2003 to 2004. From 2000 to 2003, Mr. Lumbroso served as the managing director of the European subsidiary of Creo, Inc. Prior to that, Mr. Lumbroso served in a various executive positions, including VP Operations, VP Marketing and managing director of the Asian Pacific subsidiary of Scitex Corporation. In his positions with Scitex Corporation and Creo, Mr. Lumbroso was responsible for sales, marketing and service of prepress and digital printing equipment, including wide format digital printers. Mr. Lumbroso serves as the Chairman of Bioexplorers Ltd. and as a director of Larotec Ltd. Mr. Lumbroso holds an MBA from Bar Ilan University and a B.Sc. in Industrial Engineering from Tel-Aviv University. Mr. Lumbroso qualifies as an external director according to the Companies Law.

        The Companies Law requires that at least one of the external directors have “Financial Expertise” and the other external directors have “Professional Expertise.” Under recently enacted regulations, a director having financial and accounting expertise is a person who, due to his or her education, experience and talents is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the Company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the regulations, a director having professional expertise is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the Company’s business, or has at least five years experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in the public service or a senior position in the field of the Company’s main business. These regulations do not apply to an external director who was elected before March 17, 2005 (such as Lauri A. Hanover).

        Under the Companies Law, a person may not be elected as an external director if he or his relative, partner, employer or any entity under his control has or had during the two years preceding the date of appointment any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term affiliation includes: an employment relationship, a business or professional relationship maintained on a regular basis, control, and service as an office holder. No person can serve as an external director if the person’s position or other business creates, or may create, conflicts of interest with the person’s responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, directly or indirectly, including through a corporation controlled by that person.

        Under the Companies Law, external directors must be elected by a majority vote at a shareholders’ meeting, provided that either: (1) such a majority includes at least one-third of the total votes of shareholders, who are not controlling shareholders of the Company; or (2) the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

        A “controlling shareholder” is defined by the Companies Law as a person or entity that has the ability to direct the actions of the company (other than such an ability that derives solely from a position as a director or officer), and including in particular the ability to nominate more than half of the directors or the ability to appoint the chief executive officer of the company. A person who holds at least 25% of the voting power is deemed to be a controlling person, unless another person holds more than 50% of the voting power.

        Each shareholder voting on PROPOSAL 2 is required, as a condition to having his/her vote counted, to indicate on the proxy whether he/she is a “controlling shareholder.” Each shareholder should seek legal counsel as to whether such shareholder is deemed a “controlling shareholder” for the purpose herein.

        The initial term of an external director is three years, which term may be extended for only one additional term of three years. Each committee of a company’s board of directors must include at least one external director, and all external directors must serve on the audit committee. NUR’s external directors are currently Lauri A. Hanover and Koby Shtaierman.

Proposal

        At the Shareholders Meeting, the Board of Directors will propose that the following resolution be adopted:

        “RESOLVED, that Ms. Lauri A. Hanover and Mr. Alon Lumbroso be elected as external directors to our Board of Directors for a term of three years as of November 16, 2006.”

Board Recommendation

        The Board of Directors recommends that the shareholders vote “FOR” the election of Ms. Lauri A. Hanover and Mr. Alon Lumbroso as external directors to the Company’s Board of Directors.

PROPOSAL 3

TERMS OF SERVICE OF THE NEW EXTERNAL DIRECTOR

Background

        The shareholder will be asked to approve certain terms of service of Alon Lumbroso, who will be serving as an external director, assuming his election by the shareholders as described in PROPOSAL 2, including the following:

—	Monetary compensation – Mr. Lumbroso will be entitled to receive, effective as of the date of his appointment, monetary compensation equal to that paid by the Company to its other directors and external directors (other than Yuval Cohen, Eli Blatt, Shmoulik Barashi and Hemi Raphael (referred collectively hereinafter as the “Fortissimo Group Directors”) who are being compensated under a Management Agreement, dated September 26, 2005 (filed with the SEC on Form 6-K dated October 14, 2005). Such compensation includes an annual fee of $8,000, an additional fee of $500 for participation in each meeting of the Board of Directors, and $250 for participation in a meeting of a committee of the Board of Directors.

—	Option grant – Mr. Lumbroso will be entitled to a grant of options to purchase 10,000 ordinary shares for each year of service on the Board of Directors, subject to the same terms and conditions as those granted to other non-employee directors in the Company and subject to the 1998 Option Plan.

—	Indemnification and exculpation – the Company will enter into an indemnification agreement with Mr. Lumbroso, under which the Company undertakes to indemnify Mr. Lumbroso to the fullest extent permitted under the Companies Law and exempt him in advance from liability to NUR, in whole or in part, for a breach of the duty of care. The indemnification agreement shall be in the form approved at the annual and special meeting of shareholders held on October 27, 2005 and the same form entered with other directors. The exculpation letter shall be in the form granted to other directors as approved by the shareholders at the annual shareholders meeting held on October 27, 2004.

        Under the Companies Law, the payment of compensation to directors and their terms of service require the approvals of the audit committee, board of directors and the shareholders, in that order. The terms of service of Mr. Lumbroso have been approved by the Audit Committee and the Board of Directors on October 29, 2006.

Proposal

        At the Shareholders Meeting, the Board of Directors will propose that the following resolution be adopted:

        “RESOLVED, that the proposed terms of service of Alon Lumbroso as an external director, including payment of director’s fees, grant of stock options and eligibility for indemnification and exculpation, be and they hereby are, approved.”

Board Recommendation

        The Board of Directors recommends that the shareholders vote “FOR” all of the terms of service of the new external director.

PROPOSAL 4

REAPPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Background

        Shareholders will be asked to reappoint of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2006 and to authorize the Audit Committee to approve the fees of the independent registered public accounting firm in accordance with the volume and nature of their services. Kost Forer Gabbay & Kasierer were our independent registered public accounting firm for the year ended December 31, 2005.

Audit Committee Pre-Approval Policies and Procedures

        Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, and its affiliates. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our independent registered public accounting firm, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Service, Audit-Related Service and Tax Services that may be performed by our independent registered public accounting firm.

        The following table sets forth the fees paid by the Company and its subsidiaries to Ernst & Young in each of our previous two fiscal years:

(in thousands of U.S. dollars)
	2005	2004

Audit Fees(1)	$313	$600
Audit-Related Fees	-	-
Tax Fees(2)	$207	$120
All Other Fees	-	-

Total	$520	$720

(1)	Professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements.

(2)	Professional services rendered by our independent registered public accounting firm for international and local tax compliance and tax advice services, including approved enterprise issues and transfer pricing.

Proposal

        At the Shareholders Meeting, the Board of Directors will propose that the following resolution be adopted:

        “RESOLVED, to reappoint the independent registered public accounting firm of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global), for the fiscal year ended December 31, 2006, and until the next annual meeting of shareholders, and that the Board of Directors, with the approval of the Audit Committee, be, and it hereby is, authorized to approve the payment of fees of said independent registered public accounting firm, considering the volume and nature of their services.”

Board Recommendation

        The Board of Directors recommends that the shareholders vote “FOR” the re-appointment of Kost Forer Gabbay & Kasierer as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2006 and until the next annual meeting of shareholders.

PROPOSALS OF SHAREHOLDERS

        Any shareholder of the Company who intends to present a proposal at the Shareholders Meeting must satisfy the requirements of the Companies Law in order to have a proposal presented at the Shareholders Meeting. Under the Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal, in a future shareholders’ meeting, provided that such proposal is appropriate to be discussed in such meeting.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

        Aggregate salaries, fees, commissions and bonuses paid with respect to our directors and executive officers as a group (thirteen persons, including 2 directors who left the Board of Directors and 2 executive officers who left NUR during 2005) for the fiscal year ended December 31, 2005 was $0.62 million, out of which an amount of $0.01 million was related to pension, retirement and other similar benefits.

        We pay our non-employee directors certain fees for their services as directors. These fees include (other than with respect to the Fortissimo Group Directors) an annual payment of $8,000 and additional payments of approximately $500 per meeting and $250 per committee meeting. The chairman of the Board of Directors and chairman of any committee, other than with respect tot Fortissimo Group Directors serving in those capacities, are also entitled to receive an additional annual fee of $5,000. Each non-employee director, other than the Fortissimo Group Directors, also receives an annual grant of options to purchase 10,000 ordinary shares under the conditions set forth in the 1998 Option Plan. The directors do not receive any additional fees or payments upon termination of their services as directors.

        In April 2005, NUR’s shareholders approved a quarterly cash fee of $10,000 to Mr. Robert F. Hussey, the then acting chairman of the Board of Directors. In addition, Mr. Hussey was also entitled during his tenure to a quarterly grant of options to purchase 2,500 ordinary shares in addition to grants under the 1998 Option Plan. Mr. Hussey received a total of 88,544 fully vested and exercisable options at a weighted average exercise price of approximately $3.55. These options, other than those previously exercised by Mr. Hussey, expired on June 24, 2006.

        NUR and Fortissimo Capital Fund GP, LP (“Fortissimo”) entered into a management agreement. In consideration of the performance of the management services and the board services described in the management agreement, NUR agreed to pay to Fortissimo an aggregate annual management services fee in the amount of $250,000 plus value added tax pursuant to applicable law.

        The directors and executive officers of NUR hold, in the aggregate, options and warrants to purchase 5,053,334 ordinary shares. The 5,053,334 options have a weighted average exercise price of approximately $0.44 per share and have expiration dates until 2016.

AUDIT COMMITTEE REPORT

        The Audit Committee operates under a written charter. The primary focus of the Audit Committee is to assist the Board of Directors in its general oversight of the Company’s financial reporting, internal controls and audit function. Management has the primary responsibility for preparation, presentation and integrity of the Company’s financial statements, accounting and financial reporting principles, internal controls and procedures designed to ensure compliance with applicable accounting standards, and applicable laws and regulations. The Company’s independent registered public accounting firm is responsible for performing an audit of the consolidated financial statements in accordance with generally accepted auditing standards in the United States. Members of the Audit Committee are not auditors, and their functions are not intended to duplicate or certify the activities of management and the independent registered public accounting firm, nor can the Audit Committee certify that the independent registered public accounting firm is “independent” under applicable rules.

        In this context, the Audit Committee has met and held discussions with management, the Company’s internal auditor and the independent registered public accounting firm. During 2005, the Audit Committee held fourteen meetings and passed three unanimous resolutions in writing in lieu of meetings. Management represented to the Audit Committee that the audited financial statements of the Company included in the Company’s annual report to Shareholders for the year ended December 31, 2005, were prepared in accordance with generally accepted accounting principles in the United States, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Audit Committee reviewed with the Company’s independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of the Company’s audited financial statements with generally accepted accounting principles, its judgments as to the acceptability as well as the appropriateness of the Company’s application of accounting principles and such other matters as are required to be discussed with the Committee by SAS No. 61 (communications with audit committees), as amended by SAS No. 89 and 90. The Audit Committee’s discussions with the independent registered public accounting firm were held both with and without management present, and included the scope of their respective audits, their evaluation of the Company’s internal controls and the overall quality of the Company’s financial reporting.

        In addition, the Audit Committee has discussed with the independent registered public accounting firm the auditors’ independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board Standard No. 1, “Independence Discussions with Audit Committees,” and approved the fees for audit, audit-related and tax services provided by the independent registered public accounting firm, and evaluated the types of tax services performed, including whether or not those services were compatible with the independent registered public accounting firm’s independence.

        Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, that the audited consolidated financial statements be included in the annual report on Form 20-F for the year ended December 31, 2005, as filed with the Securities and Exchange Commission. The Audit Committee has recommended (which recommendation was adopted by the Board of Directors) the selection of the Company’s independent registered public accounting firm, subject to shareholder approval.

        Submitted by the Audit Committee of the Company’s Board of Directors:

Lauri A. Hanover
Koby Shtaierman
Oded Akselrod

REPORT OF THE BOARD OF DIRECTORS

        At the Shareholders Meeting, the Board of Directors will provide a management report which will include a discussion of the Company’s consolidated financial statements for the year ended December 31, 2005.

OTHER BUSINESS

        The Board of Directors is not aware of any other matters that may be presented at the Shareholders Meeting other than those mentioned in the attached Company’s Notice of Annual Meeting of Shareholders. If any other matters do properly come before the Shareholders Meeting, it is intended that David Reis, the person named as proxy, will vote, pursuant to his discretionary authority, according to their best judgment, in the interest of the Company.

MAILING OF PROXY STATEMENT; EXPENSES; SOLICITATION

        The Company expects to mail this Proxy Statement and the enclosed form of proxy to shareholders on or about November 1, 2006. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers, and employees of the Company, without receiving additional compensation, may solicit proxies by telephone, in person, or by other means. Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of ordinary shares of the Company held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expense incurred by them in connection therewith.

ADDITIONAL INFORMATION

        We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”) applicable to “Foreign Private Issuers,” as such term is defined under the rules promulgated under the Exchange Act, and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public from the SEC’s website at www.sec.gov. As a Foreign Private Issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement does not signify that we are subject to, or have chosen to comply with, the Exchange Act rules relating to the furnishing or content of proxy statements.

        Copies of the Company’s 2005 annual report on Form 20-F are being mailed to shareholders simultaneously with this Proxy Statement. The Company’s 2005 annual report, financial statements and financial information appearing in such annual report are not part of the proxy solicitation materials. Shareholders may also obtain a copy of the Form 20-F report without charge at www.nur.com.

By Order of the Board of Directors, /s/ Yuval Cohen Yuval Cohen Chairman of the Board of Directors

Lod, Israel
Date: October 29, 2006